SEABRIDGE GOLD INC.

                             REPORT TO SHAREHOLDERS
                          QUARTER ENDED MARCH 31, 2004

2004 HIGHLIGHTS

o Permits received for Courageous Lake drill program
o Stonewall project optioned to Hecla Mining
o $5.4 million raised in private placement equity financing

THE GOLD MARKET

From a March high of about $425, the gold price has fallen 12% to around $375 as this report is written. Many market commentators have concluded that the gold bull market is over. The generally accepted rationale is that the U.S. Federal Reserve has signaled that it will soon raise short-term interest rates, higher interest rates will be good for the U.S. dollar and bad for gold.

There are a number of reasons why we believe the market commentators are wrong about gold, the most important being historical facts. The last gold bull market occurred in the 1970s when the price rose from $35 to $852 per ounce. During this period, the Federal Reserve persistently raised interest rates but the U.S. dollar weakened at the quickest pace in its history. The problem was that the Federal Reserve consistently trailed the market, raising interest rates less than the rate of inflation. Investors in U.S. dollar denominated debt instruments therefore received negative real returns and deserted U.S. securities in favour of gold. In our view, it is most unlikely that the Federal Reserve will now do what it failed to do in the 1970s. The U.S. economy has never been more dependent upon cheap credit. Consumer, corporate and government debt have increased enormously in the past four years while the household savings rate has vanished and household income growth has flattened. The U.S. economy cannot afford increased carrying costs on its debt without the threat of a debt deflation and deflation is the one thing that the Federal Reserve fears most and will not allow.

Why has the gold price weakened? A key factor which probably explains the rapidity of the price decline is the unwinding of leveraged speculation. From a technical prospective, the price decline appears to be nothing more than a typical correction in a bull market; the upward trend remains intact. Over the past several years, the Federal Reserve has clearly stated that it will not allow deflation and that it will keep interest rates abnormally low to encourage inflation. Earlier this year, the Federal Reserve promised that it would be "patient" with respect to rate increases. Large speculators (including many hedge funds) therefore proceeded to borrow at low short-term rates and purchase longer dated treasury bonds, emerging market debt, commodities and gold as a hedge against a declining dollar. Two events then occurred to cause the rapid unwinding of this "reflation" trade. The Chinese government stated that it was concerned that its economy was overheating and that it would take steps to slow down growth. This hit commodity prices because China is the world's largest customer for most commodities. Further, the U.S. Federal Reserve removed the word "patient" from its March statement, effectively signaling that higher short-term rates might come sooner than expected. Facing a margin squeeze, speculators sold aggressively to unwind their hedges. Gold declined along with bonds, emerging market debt and commodities. Recent figures show a significant decline in open interest for gold, commodities and the U.S. dollar. We believe the worst is over and gold will now resume its upward trend helped by the fundamentals of a U.S. trade deficit which continues to worsen, and higher inflation.

Gold is not a hedge against geopolitical risk, war or rising oil prices. It is a currency which competes with other currencies. All of the world's other currencies are simply created by central banks and are therefore dependent upon the promises of governments and public confidence. The critical question in assessing the future performance of the gold price is whether confidence in fiat currencies is strengthening or weakening. In our view, there is nothing to suggest that these fiat currencies are likely to strengthen against gold.

PROJECTS

Seabridge has now received regulatory approval to proceed with its planned drill program at its 100% owned Courageous Lake project in the Northwest Territories. Supplies and equipment for the program are now onsite, having been moved along the winter road from Yellowknife, which crosses the Courageous Lake property. The 2004 10,000 metre program will focus on the following target zones identified in Seabridge's 2003 regional exploration program:

     (1) Salmita Target Zone, representing the consolidation of the Salmita Northeast, T-Vein, Olsen and Marsh Pond targets. Of 26 historic diamond drill holes from the Salmita Target zone re-assayed by Seabridge in 2003, 18 produced results consistent with the FAT deposit
          1.5 kilometres to the north. Prospective greenstone stratigraphy in the Salmita Target Zone is about 750 metres thick and extends for about 3,500 metres in length.

     (2) Tundra Target Zone, representing the consolidation of the Boundary, Fault Zone, Tundra, Tundra South and Walsh Lake targets. All 12 historic diamond drill holes from the Tundra Target Zone re-assayed by Seabridge in 2003 produced results consistent with the FAT deposit seven kilometres to the north. Prospective greenstone stratigraphy in the Tundra Target Zone is about 500 metres thick and extends for about 3,000 metres in length.

     (3) South Strike Extension of FAT deposit, an area with minimal drill testing that suggests the southern limits of the FAT deposit have not been defined. Historic drilling in the area demonstrated that gold-bearing zones similar to the FAT deposit (and potentially the strike extension of that deposit), exist up to 1,500 metres south of the defined resource. The prospective stratigraphy is about 300 metres thick.

Seabridge's 75% owned subsidiary, Pacific Intermountain Gold ("PIGCO"), has granted Hecla Mining Company an option to earn a 100% working interest in the Stonewall project located in Nye County, Nevada. Stonewall is one of more than 30 early-stage Nevada exploration projects held by PIGCO. Hecla can earn their interest by expending US$750,000 in exploration over a three year period and paying PIGCO US$250,000 in advance royalty payments. Upon completion of the earn-in, PIGCO will retain a sliding-scale net smelter royalty interest in the property ranging from 2% to 8% based on the price of gold. Hecla will have the right to buy out half of the royalty at any time for US$1.5 million.

FINANCIAL RESULTS

For the three month period ended March 31, 2004, Seabridge reported net income of $109,000 ($0.00 per share) compared to a $239,000 loss ($0.01 per share) for the same period last year. During the quarter ended March 31, 2004, the Company invested $622,000 in mineral projects compared to $366,000 for the same period last year. At March 31, 2004 net working capital was $1,233,000 compared to $1,886,000 at December 31, 2003. Subsequent to March 31, 2004 the Company completed a private placement for gross proceeds of $5,400,000 consisting of 1.2 million shares at $4.50 per share.

ON BEHALF OF THE BOARD OF DIRECTORS,

/s/ Rudi P. Fronk

Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
May 20, 2004

                              SEABRIDGE GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2004

This Management Discussion and Analysis is dated May 19, 2004 and reflects the three-month period ended March 31, 2004 and should be read in conjunction with the interim consolidated financial statements and the Management Discussion and Analysis included in the 2003 Annual Report. The Company also published an Annual Information Form dated May 18, 2004. These documents along with others published by the Company are available on SEDAR at www.sedar.com or from the office of the Company.

COMPANY OVERVIEW

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with maximum leverage to a rising gold price. Over the past four years, when the price of gold was low, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge's principal projects include the Courageous Lake property located in the Northwest Territories, the Grassy Mountain property located in Oregon and the Kerr-Sulphurets and Red Mountain properties both located in British Columbia. Seabridge's common shares trade in Canada on the TSX Venture Exchange under the symbol "SEA" and in the United States on the American Stock Exchange under the symbol "SA".

RESULTS OF OPERATIONS

During the three months ended March 31, 2004 the Company reported net income of $109,000 compared to a loss of $239,000 or $0.01 per share in the same period of 2003. The net income in the current period was the result of a $581,000 income tax recovery adjustment relating to the recognition of the Company's unrecorded tax assets after renouncing the Canadian Exploration Expenditures to the investors of the flow-through financings completed in 2003. Without the tax recovery the loss for the current quarter was $472,000. Management and consulting expenses were higher in the 2004 period due to compensation increases related to increased corporate activity and a new policy to compensate directors. In the current period there was also a grant of stock options valued at $67,000 while there were no grants of options in the corresponding 2003 period. In the current period there was also a large increase in investor communications costs which is not typical of ongoing costs as the Company undertook extensive investor information tours to help secure additional financing. The Company also completed the steps required to list its common shares on the American Stock Exchange during the current quarter. Also in the 2004 quarter, a 75% owned subsidiary of the Company sold shares which it had received on optioning out a mineral property amounting to a gain of $75,000 and an offset of $19,000 for minority interest.

QUARTERLY INFORMATION

Selected financial information for the first quarter of 2004 and each of the last eight quarters for fiscal years 2003 and 2002:

                                                                                                     1st Quarter Ended
                                                                                                       March 31, 2004
-----------------------------------------------------------------------------------------------------------------------
(a)  Revenue                                                                                            $        Nil
(b)  Net income for period                                                                              $    109,000
(c)  Net income per share                                                                               $       0.00
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                               4th Quarter Ended       3rd Quarter Ended       2nd Quarter Ended     1st Quarter Ended
                               December 31, 2003       September 30, 2003        June 30, 2003         March 31, 2003
-----------------------------------------------------------------------------------------------------------------------
(a)  Revenue                     $          Nil           $         Nil          $          Nil         $         Nil
(b)  Loss for period             $    (623,000)           $   (245,000)          $    (231,000)         $   (239,000)
(c)  Loss per share              $       (0.02)           $      (0.01)          $       (0.01)         $      (0.01)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                               4th Quarter Ended       3rd Quarter Ended       2nd Quarter Ended     1st Quarter Ended
                               December 31, 2002       September 30, 2002        June 30, 2002         March 31, 2002
-----------------------------------------------------------------------------------------------------------------------
(a)  Revenue                    $           Nil          $          Nil           $         Nil         $         Nil
(b)  Loss for period            $     (538,000)          $    (671,000)           $   (267,000)         $   (154,000)
(c)  Loss per share             $        (0.02)          $       (0.04)           $      (0.01)         $      (0.03)
-----------------------------------------------------------------------------------------------------------------------

MINERAL INTEREST ACTIVITIES

For the three-month period ended March 31, 2004, the Company incurred expenditures of $672,000 and recorded a recovery of $50,000 on shares issued as part of a property option on mineral interests compared to $366,000 in the same period of 2003.

Of the expense incurred in the 2004 period, $543,000 was expended at its Courageous Lake project where work continues on an independent engineering study being prepared by Hatch Inc. which is expected to be completed during the 3rd quarter of 2004. $74,000 was spent at Seabridge's Grassy Mountain project where the Company is updating geologic and resource models for the deposit. $33,000 was spent at its Red Mountain project where the Company is assessing alternative tailings disposal designs. During the quarter, its 75% owned subsidiary, Pacific Intermountain Gold Inc. recorded a recovery of $50,000 from the optionee issuing shares as part of the property agreement and incurred property maintenance costs of $21,000.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at March 31, 2004, was $1,233,000 compared to $1,886,000 at December 31, 2003. During the three-month period ended March 31, 2004, the Company's operating activities used $394,000 compared to $203,000 in the same period of 2003. Cash expenditures on mineral properties totalled $2,720,000 compared to $366,000 in 2003 as US$1,500,000 in payments were made to the former owners of the Courageous Lake property, which had been accrued in 2003. The Company also showed cash inflows from a property reclamation bond release amounting to $225,000 and $666,000 from (2003 - $2,126,000) short-term deposits being cashed in. During the current period, cash amounting to $103,000 was received from the exercise of 75,000 stock options while in the same period of 2003 $2,331,000 in financing mainly from warrant exercises was received.

Subsequent to March 31, 2004, the Company completed a private placement of 1,200,000 common shares for gross proceeds of $5.4 million. No warrants were issued as part of this financing and there were no agent's fees incurred.
Also subsequent to the end of the current period, 100,000 warrants were exercised for cash proceeds of $250,000. There are an additional 412,500 warrants outstanding with an exercise price of $2.50 each to June 2004, or at $3.00 each expiring June 2005 which are anticipated to be exercised based on the current share price.

There is now sufficient cash on hand to complete expected 2004 exploration expenditure and to cover corporate and administrative costs through 2005. It is anticipated that additional financing may be required in 2005.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2004 the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants ("CICA") handbook section 3110, Asset Retirement Obligations ("HB3110"). Under this standard, future costs of asset retirement have been recognized and recorded as a liability at the fair value. There was no material effect on the prior period financial statements for the change in the method of accounting for asset retirement obligations.

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants new Accounting Guideline 13 Hedging Relationships relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. The application of this standard had no effective on the Company's hedge accounting in 2003 or 2004.

SHARES ISSUED AND OUTSTANDING

At May 19, 2004, the issued and outstanding common shares of the Company totalled 28,959,785. In addition, there are 1,966,400 stock options granted (of which 600,000 are unexercisable) and 412,500 warrants issued and outstanding. On a fully diluted basis there would be 31,338,685 common shares issued and outstanding.

RELATED PARTY TRANSACTIONS

During the three-month period ended March 31, 2004; a private company controlled by a director of the Company was paid $4,500 for technical services provided by his company related to the mineral properties; a private company controlled by a second director was paid $30,000 for consulting services rendered; and directors fees for outside directors amounted to $25,700.

Insiders of the Company purchased 350,000 of the common shares in the private placement which closed subsequent to the end of the period. See Note 4 to the financial statements.

OUTLOOK

During the balance of 2004, the Company will continue to make exploration expenditures to advance its major project being Courageous Lake and to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its corporate requirements.

MANAGEMENT'S REPORT

The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The financial statements of the Company have been approved by the Board of Directors.

/s/ Rudi P. Fronk

Rudi P. Fronk
President & CEO
May 20, 2004

SEABRIDGE GOLD INC.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2004 AND DECEMBER 31, 2003
(unaudited, 000's of Canadian dollars)

                                                       March 31,    December 31,
            ASSETS                                          2004            2003
                                                      ----------    ------------

Current Assets
       Cash and cash equivalents                       $      35    $      1,552
       Cash for exploration expenditures                     924           1,527
       Short-term deposits                                   225             891
       Accounts receivable                                   130             134
       Marketable securities                                 115             115
       Prepaid expenses                                        5               5
                                                      --------------------------
                                                           1,434           4,224

Mineral Interests (Note 2)                                17,257          16,635
Investment                                                   749             749
Reclamation Deposits                                       1,000           1,225
Capital Assets                                                34              36
                                                     ---------------------------
                                                      $   20,474    $     22,869
                                                     ===========================

            LIABILITIES
Current Liabilities
       Accounts payable and accrued liabilities       $      201    $        393
       Due to vendors - Courageous Lake property             -             1,945
                                                     ---------------------------
                                                             201           2,338

Provision for Reclamation Liabilities (Note 3)             1,215           1,189
Minority Interest                                            207             189
                                                     ---------------------------
                                                           1,623           3,716
                                                     ---------------------------

            SHAREHOLDERS' EQUITY
Share Capital (Note 4)                                    34,013          34,470
Stock Options                                                656             610
Share Purchase Warrants                                      179             179
Contributed surplus                                           20              20

Deficit                                                  (16,017)        (16,126)
                                                     ---------------------------
                                                          18,851          19,153
                                                     ---------------------------
                                                      $   20,474    $     22,869
                                                     ===========================

SUBSEQUENT EVENT (NOTE 4)

       On Behalf of the Board of Directors

       /s/ Rudi P. Frank                /s/ James S. Anthony
       -----------------------          --------------------------
       Rudi P. Fronk                    James S. Anthony
       Director                         Director

SEABRIDGE GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(unaudited, 000's of Canadian dollars, except loss per share)

                                                                      2004             2003
                                                               -----------------------------
ADMINISTRATIVE AND GENERAL EXPENSES
     Management and consulting fees                             $      209      $       151
     Stock option compensation                                          67                -
     Investor communications                                           196               38
     Professional fees                                                  32               24
     Office and general                                                 35               44
     Accretion of retirement obligations (Note 3)                       26                -
     Amortization                                                        1                1
                                                               -----------------------------
                                                                       566              258
                                                               -----------------------------
     Interest income                                                   (15)             (32)
     Gain on sale of marketable securities                             (75)               -
     Foreign exchange gains                                            (23)               3
     Interest expense  - debentures                                      -               10
     Minority interest                                                  19                -
                                                               -----------------------------
NET LOSS BEFORE INCOME TAXES                                          (472)            (239)
Income tax recoveries (Note 4)                                         581                -
                                                               -----------------------------
NET INCOME (LOSS) FOR THE PERIOD                                       109             (239)
DEFICIT, BEGINNING OF PERIOD                                       (16,126)         (14,787)
                                                               -----------------------------
DEFICIT, END OF PERIOD                                          $  (16,017)     $   (15,026)
                                                               =============================

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE                   $     0.00      $     (0.01)
                                                               =============================
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                   27,653,118       24,284,913
                                                               =============================

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(unaudited, 000's of Canadian dollars)

                                                                      2004           2003
                                                                ----------------------------
CASH PROVIDED FROM (USED FOR) OPERATIONS
     Net income (loss) for the period                          $       109      $    (239)
     Items not involving cash
       Interest expense - debentures                                   -               10
       Stock option compensation                                        67            -
       Amortization                                                      1              1
      Accretion of retirement obligations (Note 3)                      26            -
      Minority interest                                                 19            -
      Income tax recoveries (Note 4)                                  (581)           -
     Changes in non-cash working capital items
      (Increase) Decrease in accounts receivable                       (11)            37
      Increase (Decrease) in accounts payable                          (24)           (12)
                                                                ----------------------------
                                                                      (394)          (203)
                                                                ----------------------------
INVESTING ACTIVITIES
       Mineral properties                                            (2,720)           (366)
       Recovery of deferred exploration expenditures                    -               152
       Recovery of Reclamation deposit                                  225             -
       Investment                                                       -              (749)
       Short-term deposits                                              666           2,126
                                                                ----------------------------
                                                                     (1,829)          1,163
                                                                ----------------------------
FINANCING ACTIVITIES
       Issue of share capital                                           103           2,331
                                                                ----------------------------
NET CASH PROVIDED (USED)                                             (2,120)          3,291
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                        3,079             880
                                                                ----------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         $      959     $     4,171
                                                                ============================

CASH AND CASH EQUIVALENTS, END OF PERIOD
        Cash and cash equivalents                                $       35     $     4,171
        Cash for exploration expenditures                               924             -
                                                                ----------------------------
                                                                 $      959     $     4,171
                                                                ============================

NOTES TO THE FINANCIAL STATEMENTS
March 31, 2004
(unaudited, in Canadian dollars, except where noted)

1.   BASIS OF PRESENTATION

     These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles, however, the interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the change, as described in Note 3. The interim consolidated financial statements should be read in conjunction with Seabridge's annual consolidated financial statements included in its 2003 Annual Report.

2.   MINERAL INTERESTS

     Expenditures on projects during the three-month period ended March 31, 2004 were as follows (in thousands):

                                          Balance,                                Balance,
                                        December 31,         Current Net          March 31,
                                            2003             Expenditures           2004
                                      ---------------      ---------------     --------------
     Courageous Lake                   $     9,861          $       543         $    10,404
     Castle Black Rock                         278                    1                 279
     Grassy Mountain                         2,752                   74               2,826
     Hog Ranch                               1,052                    -               1,052
     Kerr-Sulphurets                           524                    -                 524
     Quartz Mountain                           443                    -                 443
     Red Mountain                              427                   33                 460
     Pacific Intermountain Gold (1)          1,187                 (29)               1,158
     Other Nevada projects                     111                    -                 111
                                     ----------------      ---------------     --------------
                                       $    16,635          $       622         $    17,257
                                     ----------------      ---------------     --------------

     1. During the period, the Company received 100,000 shares from the property optionee valued at $50,000.

3.   CHANGES IN ACCOUNTING POLICIES

     On January 1, 2004 the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants ("CICA") handbook section 3110, Asset Retirement Obligations ("HB3110"). Under this standard future costs of asset retirement have been recognized and recorded as a liability at fair value. The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations of $1,189,289, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 8.76% and an inflation rate of 2.0%. There was no material effect on the prior period financial statements for the change in the method of accounting for asset retirement obligations.
     The continuity of the reclamation liability for the three-month period ended March 31, 2004 was as follows:

     --------------------------------------------------------------
     Balance, December 31, 2003                         $1,189,289
     Accretion expense                                      26,040
     --------------------------------------------------------------
     Balance, March 31, 2004                            $1,215,329
     --------------------------------------------------------------

     Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants new Accounting Guideline 13 Hedging Relationships relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. The application of this standard had no effective on the Company's hedge accounting in 2003 or 2004.

4.   SHARE CAPITAL

     During the period, the following common shares were issued:

                                                                 SHARES              AMOUNT
                                                         ---------------    ----------------
        Balance, December 31, 2003                           27,584,785      $   34,470,262
        For cash, exercise of stock options                      75,000             102,500
        Value of stock options exercised                              -              20,750
        Renunciation of flow-through share value (1)                  -           (580,800)
                                                         ---------------    ----------------
        Balance, March 31, 2004                              27,659,785      $   34,012,712
                                                         ---------------    ----------------

     1. In February 2004, the Company renounced $1,608,000 in Canadian Exploration Expenditures to investors of flow-through shares in 2003. The tax value of this renunciation has been recorded as a liability and charged against share capital. Since the Company has unrecorded future income tax assets, the liability has been reduced and an income tax recovery has been recognized in the statement of operations.

     2. Subsequent to the end of the period, the Company completed a private placement of 1,200,000 common shares at $4.50 each for proceeds of $5.4 million.

5.   RELATED PARTY TRANSACTIONS

     During the three-month period ended March 31, 2004; a private company controlled by a director of the Company was paid $4,500 for technical services provided by his company related to the mineral properties; a private company controlled by a second director was paid $30,000 for consulting services rendered.